ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-283969 Dated March 20, 2026
Contingent Income Auto-Callable Securities due April 5, 2027
Based on the Worst Performing of the Russell 2000® Index and the S&P 500® Index
Principal at Risk Securities
This document provides a summary of the terms of the Contingent Income Auto-Callable Securities (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement, the underlier supplement and the prospectus, as well as the “Risk Considerations” section below, before making an investment decision.
The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of any underlying index and must be willing to accept the risk of not receiving any contingent quarterly coupons over the term of the securities. The securities are senior debt securities issued by The Toronto-Dominion Bank (“TD”), and all payments on the securities are subject to the credit risk of TD. As used in this document, “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries.
SUMMARY TERMS
Issuer:	The Toronto-Dominion Bank
Issue:	Senior Debt Securities, Series H
Underlying indices:	Russell 2000® Index (Bloomberg Ticker: “RTY”) S&P 500® Index (Bloomberg Ticker: “SPX”)
Stated principal amount:	$1,000.00 per security
Minimum investment:	$1,000.00 (1 security)
Pricing date:	March 31, 2026
Original issue date:	April 6, 2026 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	March 31, 2027, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	April 5, 2027, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Early redemption:
If the index closing values of all of the underlying indices on any determination date other than the final determination date are greater than or equal to their respective call threshold levels, the securities will be automatically redeemed for an amount per security equal to the early redemption payment on the first contingent coupon payment date immediately following the related determination date. No further payments will be made on the securities once they have been redeemed.
The securities will not be redeemed early on any contingent coupon payment date if the index closing value of any underlying index is below its call threshold level on the related determination date.

Early redemption payment:
The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the applicable determination date and any previously unpaid contingent quarterly coupons with respect to any previous determination dates pursuant to the memory coupon feature.

Contingent quarterly coupon:
▪   If the index closing values of all of the underlying indices on any determination date are greater than or equal to their respective coupon threshold levels, we will pay on the related contingent coupon payment date a contingent quarterly coupon of $26.15 (equivalent to 10.46% per annum of the stated principal amount) per security, plus any previously unpaid contingent quarterly coupons with respect to any previous determination dates pursuant to the memory coupon feature.
▪  If the index closing value of any underlying index on any determination date is less than its coupon threshold level, we will not pay a contingent quarterly coupon on the related contingent coupon payment date.
It is possible that any underlying index will remain below its downside threshold level for extended periods of time or even throughout the entire term of the securities so that you will receive few or no contingent quarterly coupons.

Memory coupon feature:
If a contingent quarterly coupon is not paid on a contingent coupon payment date (other than the maturity date) because the index closing value of any underlying index on the related determination date is less than its coupon threshold level, such contingent quarterly coupon will be paid on a later contingent coupon payment date if the index closing value of all of the underlying indices on the determination date corresponding to such later contingent coupon payment date are greater than or equal to their respective coupon threshold levels. For the avoidance of doubt, once a previously unpaid contingent quarterly coupon has been paid on a later contingent coupon payment date, it will not be paid again on any subsequent contingent coupon payment date.
If the index closing value of any underlying index on each of the determination dates is less than its coupon threshold level, you will receive no contingent quarterly coupons during the term of, and will not receive a positive return on, the securities.

Determination dates:
Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events as described in the accompanying product supplement.

Contingent coupon payment dates:
Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events as described in the accompanying product supplement.

Payment at maturity:
▪    If the final index values of all of the underlying indices are greater than or equal to their respective downside threshold levels:
(i) the stated principal amount plus (ii) any contingent quarterly coupon otherwise payable with respect to the final determination date and any previously unpaid contingent quarterly coupons with respect to any previous determination dates pursuant to the memory coupon feature
▪    If the final index value of any underlying index is less than its downside threshold level:
(i) the stated principal amount plus (ii) the stated principal amount times the underlying return of the worst performing underlying index
If the final index value of any underlying index is less than its downside threshold level, the payment at maturity will be less than 75.00% of the stated principal amount and could be as low as zero.

Underlying return	(final index value – initial index value) / initial index value.
Worst performing underlying index:	The underlying index with the lowest underlying return
Call threshold level*:	With respect to each underlying index, 100.00% of its initial index value. The actual call threshold levels will be determined on the pricing date.
Coupon threshold level*:	With respect to each underlying index, 75.00% of its initial index value. The actual coupon threshold levels will be determined on the pricing date.
Downside threshold level*:	With respect to each underlying index, 75.00% of its initial index value. The actual downside threshold levels will be determined on the pricing date.
Initial index value*:	With respect to each underlying index, the closing level of such underlying index on the pricing date.
Final index value*:	With respect to each underlying index, the closing level of such underlying index on the final determination date.
CUSIP / ISIN:	89115LNN4 / US89115LNN46
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	$17.50 per stated principal amount.
Estimated value on the pricing date:	Expected to be between $940.00 and $975.00 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement:	http://www.sec.gov/Archives/edgar/data/947263/000114036126010556/ef20068417_424b2.htm
HYPOTHETICAL PAYOUT
The below figures are based on a hypothetical downside threshold level of 75.00% of the hypothetical initial index value of the worst performing underlying index and are purely hypothetical (the actual terms of your securities will be determined on the pricing date and will be specified in the final pricing supplement).
Hypothetical Payment at Maturity if No Early Redemption Occurs
Change in Worst Performing Underlying Index	Payment at Maturity (excluding any contingent quarterly coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	$1,000.00
-26.00%	$740.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00
*Each as determined by the calculation agent and as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.

A-1

You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, underlier supplement and prospectus for the securities under “Additional Information About TD and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.
The issuer has filed a registration statement (including a prospectus as supplemented by an underlier supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, product supplement and underlier supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-855-303-3234. Our Central Index Key, or CIK, on the SEC website is 0000947263.
Risk Considerations
The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.
Risks Relating to Return Characteristics
▪	Risk of significant loss at maturity.
▪	Contingent repayment of stated principal amount only at maturity.
▪	You may not receive any contingent quarterly coupons.
▪
Greater expected volatility with respect to, and lower expected correlation of, the underlying indices generally reflects a higher contingent quarterly coupon and a higher expectation as of the pricing date that the index closing value of any of the underlying indices could be less than its downside threshold level.

▪	The securities are subject to reinvestment risk in the event of an early redemption.
▪	The contingent quarterly coupon, if any, is based solely on the index closing value of each underlying index on only the related determination date.
▪
Your potential return on the securities is limited, you will not participate in any appreciation of the underlying indices and you will not realize a return beyond the returns represented by the contingent quarterly coupons received, if any, during the term of the securities.

▪	You are exposed to the market risk of each underlying index.
▪
Because the securities are linked to the performance of more than one underlying index, there is an increased probability that you will not receive a contingent quarterly coupon on any determination date and that you will lose a significant portion or all of your investment in the securities.

Risks Relating to Characteristics of the Underlying Indices
▪	The level of each underlying index will be affected by various factors that interact in complex and unpredictable ways.
▪	There can be no assurance that the investment view implicit in the securities will be successful.
▪	The underlying indices reflect price return, not total return.
▪	Changes affecting the underlying indices could have an adverse effect on the market value of, and any amount payable on, the securities.
▪	There is no affiliation between the respective index sponsors and TD, and TD is not responsible for any disclosure by such index sponsors.
▪	The securities are subject to small-capitalization stock risks.
Risks Relating to Estimated Value and Liquidity
▪	The estimated value of your securities is expected to be less than the public offering price of your securities.
▪	The estimated value of your securities is based on our internal funding rate.
▪	The estimated value of the securities is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial institutions.
▪
The estimated value of your securities is not a prediction of the prices at which you may sell your securities in the secondary market, if any, and such secondary market prices, if any, will likely be less than the public offering price of your securities and may be less than the estimated value of your securities.

▪	The temporary price at which the agent may initially buy the securities in the secondary market may not be indicative of future prices of your securities.
▪	The underwriting discount, offering expenses and certain hedging costs are likely to adversely affect secondary market prices.
▪	There may not be an active trading market for the securities — sales in the secondary market may result in significant losses.
▪	If the value of an underlying index changes, the market value of your securities may not change in the same manner.
Risks Relating to General Credit Characteristics
▪	Investors are subject to TD’s credit risk, and TD’s credit ratings and credit spreads may adversely affect the market value of the securities.
Risks Relating to Hedging Activities and Conflicts of Interest
▪	There are potential conflicts of interest between you and the calculation agent.
▪	The determination dates and related payment dates are subject to market disruption events and postponements.
▪	Trading and business activities by TD or its affiliates may adversely affect the market value of, and any amounts payable on, the securities.
Risks Relating to Canadian and U.S. Federal Income Taxation
▪	Significant aspects of the tax treatment of the securities are uncertain.
Underlying Indices
For information about the underlying indices, including historical performance information, see “Information About the Underlying Indices” in the preliminary pricing supplement.

A-2